Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2025 and 2024 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

PWCR25001369

To the Board of Directors and Stockholders of Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of comprehensive income for the three-month and six-month periods then ended, as well as the consolidated statements of changes in equity and of cash flows for the six-month periods then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2025 and 2024, and of its consolidated financial performance for the three-month and six-month periods then ended and its consolidated cash flows for the six-month periods then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission.

/s/ Huang, Shih-Chun	/s/ Hsu, Chien-Yeh

For and on behalf of PricewaterhouseCoopers, Taiwan

August 8, 2025

Notice to Readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ review report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice. As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2025		December 31, 2024		June 30, 2024
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 6, 14 and 38)	$35,033,086	6	$36,259,689	6	$37,711,905	7
Financial assets at fair value through profit or loss (Note 7)	535	—	290	—	1,539	—
Hedging financial assets (Note 21)	—	—	1,133	—	313	—
Contract assets (Note 30)	8,061,646	2	8,401,343	2	7,495,318	1
Trade notes and accounts receivable, net (Notes 10 and 30)	23,649,161	5	26,025,696	5	23,630,846	5
Receivables from related parties (Note 38)	127,691	—	193,004	—	86,178	—
Inventories (Notes 11, 30, 39 and 40)	11,947,493	2	12,087,118	2	11,071,753	2
Prepayments (Note 12)	6,300,301	1	3,138,313	1	6,370,093	1
Other current monetary assets (Notes 13 and 38)	39,730,822	7	23,408,001	4	32,416,618	6
Incremental costs of obtaining contracts (Note 30)	338,581	—	339,172	—	281,637	—
Other current assets (Notes 20 and 39)	3,508,242	1	3,114,554	1	3,808,980	1

Total current assets	128,697,558	24	112,968,313	21	122,875,180	23

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,110,057	—	1,005,236	—	1,071,625	—
Financial assets at fair value through other comprehensive income (Note 8)	5,769,592	1	4,666,976	1	4,965,921	1
Financial assets at amortized cost (Note 9)	2,000,000	—	2,000,000	—	—	—
Investments accounted for using equity method (Note 15)	8,731,771	2	9,073,464	2	8,394,349	2
Contract assets (Note 30)	4,402,028	1	4,327,424	1	4,165,895	1
Property, plant and equipment (Notes 14, 16, 35, 39 and 40)	285,035,364	52	289,840,144	55	284,970,301	53
Right-of-use assets (Notes 17 and 38)	11,121,371	2	10,912,329	2	11,130,387	2
Investment properties (Note 18)	12,281,328	2	12,301,719	2	11,505,658	2
Intangible assets (Notes 19 and 38)	63,003,077	12	66,283,202	12	69,488,813	13
Deferred income tax assets (Note 3)	1,746,964	—	1,661,402	—	2,063,121	—
Incremental costs of obtaining contracts (Note 30)	1,174,225	—	1,221,652	—	1,059,621	—
Net defined benefit assets (Note 3)	9,226,342	2	8,883,719	2	6,278,381	1
Prepayments (Notes 12 and 40)	5,457,342	1	4,461,017	1	3,895,015	1
Other noncurrent assets (Notes 20, 39 and 40)	4,727,336	1	4,885,230	1	4,571,973	1

Total noncurrent assets	415,786,797	76	421,523,514	79	413,561,060	77

TOTAL	$544,484,355	100	$534,491,827	100	$536,436,240	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Notes 14 and 22)	$480,000	—	$215,000	—	$365,000	—
Financial liabilities at fair value through profit or loss (Note 7)	303	—	—	—	141	—
Hedging financial liabilities (Note 21)	13,155	—	1,907	—	212	—
Contract liabilities (Notes 30 and 40)	16,456,942	3	16,300,986	3	15,219,078	3
Trade notes and accounts payable (Note 25)	11,120,995	2	17,742,532	3	9,826,528	2
Payables to related parties (Note 38)	144,783	—	480,401	—	225,571	—
Current tax liabilities (Note 3)	5,336,587	1	4,718,103	1	4,747,572	1
Lease liabilities (Notes 17, 35 and 38)	3,803,522	1	3,557,874	1	3,561,502	1
Dividends payable (Note 29)	38,787,232	7	—	—	36,909,931	7
Other payables (Notes 26 and 35)	23,170,450	4	26,581,353	5	22,466,992	4
Provisions (Note 27)	661,429	—	441,801	—	317,116	—
Current portion of long-term liabilities (Notes 23, 24 and 39)	10,707,503	2	8,802,526	2	1,600,000	—
Other current liabilities	946,990	—	1,050,559	—	978,980	—

Total current liabilities	111,629,891	20	79,893,042	15	96,218,623	18

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 39)	1,626,979	—	1,631,354	—	—	—
Bonds payable (Note 24)	19,791,510	4	21,689,326	4	30,485,537	6
Contract liabilities (Notes 30 and 40)	6,970,774	1	7,540,730	2	7,724,889	1
Deferred income tax liabilities (Note 3)	2,720,161	1	2,658,419	—	2,572,860	1
Provisions (Note 27)	317,449	—	534,684	—	498,285	—
Lease liabilities (Notes 17, 35 and 38)	7,236,033	1	7,333,503	2	7,452,555	1
Customers’ deposits (Note 38)	5,179,087	1	5,310,453	1	5,136,924	1
Net defined benefit liabilities (Note 3)	2,133,967	—	2,107,224	—	2,137,615	1
Other noncurrent liabilities	7,255,282	1	7,688,236	2	6,916,569	1

Total noncurrent liabilities	53,231,242	9	56,493,929	11	62,925,234	12

Total liabilities	164,861,133	29	136,386,971	26	159,143,857	30

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 14 and 29)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	14

Additional paid-in capital	171,587,138	32	171,587,279	32	171,351,359	32

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	14
Special reserve	2,675,419	—	2,675,419	—	2,675,419	1
Unappropriated earnings	36,130,783	7	54,953,379	10	35,143,469	7

Total retained earnings	116,380,667	22	135,203,263	25	115,393,353	22

Others	1,192,573	—	585,683	—	721,309	—

Total equity attributable to stockholders of the parent	366,734,843	69	384,950,690	72	365,040,486	68
NONCONTROLLING INTERESTS (Notes 14 and 29)	12,888,379	2	13,154,166	2	12,251,897	2

Total equity	379,623,222	71	398,104,856	74	377,292,383	70

TOTAL	$544,484,355	100	$534,491,827	100	$536,436,240	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended June 30				Six Months Ended June 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 30, 38 and 44)	$56,730,396	100	$54,115,733	100	$112,538,805	100	$109,059,204	100
OPERATING COSTS (Notes 11, 28, 30, 31 and 38)	34,955,117	62	33,286,141	62	69,158,355	61	67,740,433	62

GROSS PROFIT	21,775,279	38	20,829,592	38	43,380,450	39	41,318,771	38

OPERATING EXPENSES (Notes 10, 28, 31 and 38)
Marketing	6,410,909	11	6,189,996	11	12,551,537	11	12,121,515	11
General and administrative	1,794,679	3	1,680,050	3	3,588,178	3	3,317,157	3
Research and development	1,100,949	2	1,004,688	2	2,130,790	2	1,947,755	2
Expected credit loss (reversal of credit loss)	(71,133)	—	24,155	—	48,402	—	79,941	—

Total operating expenses	9,235,404	16	8,898,889	16	18,318,907	16	17,466,368	16

OTHER INCOME AND EXPENSES (Note 31)	5,196	—	(3,209)	—	6,214	—	(689)	—

INCOME FROM OPERATIONS	12,545,071	22	11,927,494	22	25,067,757	23	23,851,714	22

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 38)	302,307	—	238,965	—	513,824	—	394,765	—
Other income (Notes 31 and 38)	341,293	1	287,633	1	379,741	—	325,402	—
Other gains and losses (Notes 14, 31, 37 and 38)	37,388	—	(32,887)	—	12,270	—	(94,151)	—
Interest expenses (Notes 17, 31 and 38)	(92,180)	—	(83,173)	—	(181,537)	—	(166,460)	—
Share of profits (loss) of associates and joint ventures accounted for using equity method (Note 15)	(3,622)	—	8,693	—	37,213	—	23,195	—

Total non-operating income and expenses	585,186	1	419,231	1	761,511	—	482,751	—

INCOME BEFORE INCOME TAX	13,130,257	23	12,346,725	23	25,829,268	23	24,334,465	22
INCOME TAX EXPENSE (Notes 3 and 32)	2,525,631	4	2,235,520	4	5,028,831	5	4,619,077	4

NET INCOME	10,604,626	19	10,111,205	19	20,800,437	18	19,715,388	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 29 and 37)	469,192	1	(385,670)	(1)	1,037,616	1	240,798	—
Gain or loss on hedging instruments subject to basis adjustment (Note 21)	(13,185)	—	72	—	(12,381)	—	145	—
Share of other comprehensive income (loss) of associates and joint ventures (Notes 15 and 29)	(1,466)	—	1,363	—	(797)	—	1,239	—

	454,541	1	(384,235)	(1)	1,024,438	1	242,182	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended June 30				Six Months Ended June 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(504,794)	(1)	$33,070	—	$(430,985)	—	$136,849	—
Share of other comprehensive income (loss) of associates and joint ventures (Notes 15 and 29)	(30,651)	—	(4,262)	—	(23,383)	—	21,370	—

	(535,445)	(1)	28,808	—	(454,368)	—	158,219	—

Total other comprehensive income (loss), net of income tax	(80,904)	—	(355,427)	(1)	570,070	1	400,401	—

TOTAL COMPREHENSIVE INCOME	$10,523,722	19	$9,755,778	18	$21,370,507	19	$20,115,789	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,167,164	18	$9,819,867	17	$19,966,358	17	$19,211,286	18
Noncontrolling interests	437,462	1	291,338	1	834,079	1	504,102	—

	$10,604,626	19	$10,111,205	18	$20,800,437	18	$19,715,388	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,127,478	18	$9,460,822	17	$20,571,526	18	$19,580,056	18
Noncontrolling interests	396,244	1	294,956	1	798,981	1	535,733	—

	$10,523,722	19	$9,755,778	18	$21,370,507	19	$20,115,789	18

EARNINGS PER SHARE (Note 33)
Basic	$1.31		$1.27		$2.57		$2.48

Diluted	$1.31		$1.27		$2.57		$2.47

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 14, 21 and 29)
						Others
							Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income
						Exchange Differences Arising from the Translation of the Foreign Operations

			Retained Earnings					Gain or Loss on Hedging Instruments		Noncontrolling Interests (Notes 14 and 29)
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Total		Total Equity
BALANCE, JANUARY 1, 2024	$77,574,465	$171,289,086	$77,574,465	$2,898,503	$52,618,677	$(167,812)	$520,748	$(44)	$382,308,088	$12,596,252	$394,904,340
Appropriation of 2023 earnings
Special reserve	—	—	—	(223,084)	223,084	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(36,909,931)	—	—	—	(36,909,931)	—	(36,909,931)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	(897,678)	(897,678)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	62,678	—	—	—	—	—	—	62,678	(1,728)	60,950
Net income for the six months ended June 30, 2024	—	—	—	—	19,211,286	—	—	—	19,211,286	504,102	19,715,388
Other comprehensive income for the six months ended June 30, 2024	—	—	—	—	353	134,616	233,656	145	368,770	31,631	400,401

Total comprehensive income for the six months ended June 30, 2024	—	—	—	—	19,211,639	134,616	233,656	145	19,580,056	535,733	20,115,789

Changes in equities of subsidiaries	—	(405)	—	—	—	—	—	—	(405)	18,279	17,874
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	1,039	1,039

BALANCE, JUNE 30, 2024	$77,574,465	$171,351,359	$77,574,465	$2,675,419	$35,143,469	$(33,196)	$754,404	$101	$365,040,486	$12,251,897	$377,292,383

BALANCE, JANUARY 1, 2025	$77,574,465	$171,587,279	$77,574,465	$2,675,419	$54,953,379	$22,852	$563,605	$(774)	$384,950,690	$13,154,166	$398,104,856
Appropriation of 2024 earnings
Cash dividends recognized by Chunghwa	—	—	—	—	(38,787,232)	—	—	—	(38,787,232)	—	(38,787,232)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	(1,094,115)	(1,094,115)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(6,128)	—	—	—	—	—	—	(6,128)	—	(6,128)
Net income for the six months ended June 30, 2025	—	—	—	—	19,966,358	—	—	—	19,966,358	834,079	20,800,437
Other comprehensive income (loss) for the six months ended June 30, 2025	—	—	—	—	(1,722)	(417,433)	1,036,704	(12,381)	605,168	(35,098)	570,070

Total comprehensive income (loss) for the six months ended June 30, 2025	—	—	—	—	19,964,636	(417,433)	1,036,704	(12,381)	20,571,526	798,981	21,370,507

Changes in equities of subsidiaries	—	5,987	—	—	—	—	—	—	5,987	9,813	15,800
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	19,534	19,534

BALANCE, JUNE 30, 2025	$77,574,465	$171,587,138	$77,574,465	$2,675,419	$36,130,783	$(394,581)	$1,600,309	$(13,155)	$366,734,843	$12,888,379	$379,623,222

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$25,829,268	$24,334,465
Adjustments for:
Depreciation	16,708,158	16,450,250
Amortization	3,335,748	3,344,912
Amortization of incremental costs of obtaining contracts	471,691	436,680
Expected credit loss	48,402	79,941
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	85,188	72,447
Interest expense	181,537	166,460
Interest income	(513,824)	(394,765)
Dividend income	(275,484)	(234,965)
Compensation cost of share-based payment transactions	2,326	4,629
Share of profits of associates and joint ventures accounted for using equity method	(37,213)	(23,195)
Loss (gain) on disposal of property, plant and equipment	(6,214)	689
Gain on disposal of financial instruments	—	(1,073)
Provision for impairment loss and obsolescence of inventory	14,036	35,721
Gain on disposal of subsidiaries	(15,290)	—
Others	(51,659)	33,275
Changes in operating assets and liabilities
Decrease (increase) in:
Contract assets	255,549	(1,181,575)
Trade notes and accounts receivable	2,300,237	1,126,101
Receivables from related parties	65,313	(8,089)
Inventories	119,068	413,291
Prepayments	(2,968,772)	(3,404,852)
Other current assets	(395,984)	(986,721)
Other current monetary assets	(205,547)	(70,888)
Incremental cost of obtaining contracts	(423,673)	(627,606)
Increase (decrease) in:
Contract liabilities	(406,624)	1,295,199
Trade notes and accounts payable	(6,612,199)	(4,569,383)
Payables to related parties	(335,618)	(159,518)
Other payables	(2,876,413)	(2,126,880)
Provisions	2,393	(7,272)
Net defined benefit plans	(315,880)	(275,613)
Other current liabilities	(106,186)	(3,719)

Cash generated from operations	33,872,334	33,717,946
Interests paid	(153,611)	(138,204)
Income taxes paid	(4,435,812)	(4,349,101)

Net cash provided by operating activities	29,282,911	29,230,641

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2025	2024
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(65,000)	$(312,780)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	3,326
Acquisition of financial assets at fair value through profit or loss	(190,650)	(112,695)
Proceeds from disposal of financial assets at fair value through profit or loss	—	4,468
Acquisition of investments accounted for using equity method	(14,400)	(111,914)
Net cash outflow from loss of control of subsidiaries	(8,664)	—
Acquisition of property, plant and equipment	(11,490,083)	(10,250,655)
Proceeds from disposal of property, plant and equipment	10,142	8,435
Acquisition of intangible assets	(54,118)	(102,453)
Acquisition of investment properties	(2,067)	—
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(34,493,704)	(47,077,553)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	18,770,898	35,505,117
Decrease in other noncurrent assets	129,090	55,271
Increase in prepayments for leases	(1,190,836)	(690,202)
Interests received	368,914	380,842
Dividends received	158,840	153,262
Proceeds from profit distribution of financial assets at fair value through profit or loss	699	435

Net cash used in investing activities	(28,070,939)	(22,547,096)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	580,000	540,000
Repayments of short-term loans	(250,000)	(760,000)
Decrease in customers’ deposits	(121,623)	(172,813)
Payments for the principal of lease liabilities	(2,116,692)	(1,941,741)
Decrease in other noncurrent liabilities	(432,954)	(488,989)
Cash dividends distributed to noncontrolling interests	(688)	(4,283)
Change in other noncontrolling interests	13,474	14,284

Net cash used in financing activities	(2,328,483)	(2,813,542)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(110,092)	18,018

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2025	2024
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(1,226,603)	$3,888,021
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,259,689	33,823,884

CASH AND CASH EQUIVALENTS, END OF PERIOD	$35,033,086	$37,711,905

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on August 8, 2025.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2024. Please refer to the consolidated financial statements for the year ended December 31, 2024 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2025	December 31, 2024	June 30, 2024	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	—	37	37	c.
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	70	70	75	d.
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2025	December 31, 2024	June 30, 2024	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	62	63	66	e.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	50	50	51	f.
	Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	Investment and management consulting	100	100	100	g.
	Chunghwa Telecom Europe GmbH (“CHTEU”)	International private leased circuit, internet services, transit services and ICT services	100	100	—	h.
Senao International Co., Ltd.	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	i.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	j.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	100
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	54

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2025	December 31, 2024	June 30, 2024	Note
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100
International Integrated Systems, Inc.	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	100	100
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Malaysia SDN. BHD. (“CHTM”)	International private leased circuit, IP VPN service, and ICT services	100	—	—	k.

(Concluded)

a.	Chunghwa continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.

CHIEF issued new shares in December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.57% and 58.56% as of December 31, 2024 and June 30, 2025, respectively.

c.

Chunghwa controlled more than half of seats of the Board of Directors of CHST as of December 31, 2024; therefore, the Company treated CHST as a subsidiary. Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate. Please refer to Note 14(c) for details.

d.	CLPT issued new shares in July 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 69.87% as of December 31, 2024.

e.

CHTSC issued new shares in January 2024, March 2024, December 2024, February 2025 and May 2025 as its employees exercised options. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased to 66.08%, 63.45% and 62.34% as of June 30, 2024, December 31, 2024 and June 30, 2025, respectively.

f.

Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased to 49.64% as of December 31, 2024. Chunghwa continues to control more than half of seats of the Board of Directors of IISI. As a result, the Company treated IISI as a subsidiary.

g.	Chunghwa invested and established CDCC Capital in February 2024. Chunghwa obtained 100% ownership interest of CDCC Capital.

h.	Chunghwa invested and established CHTEU in July 2024. Chunghwa obtained 100% ownership interest of CHTEU.

i.

CHIEF has more than half of seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

j.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

k.	CHTS established CHTM in June 2025 and obtained 100% ownership interest in CHTM. As of June 30, 2025, the investment capital had not been remitted.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of June 30, 2025.

Other Material Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

c.	Loss of control of subsidiaries

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (a) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (b) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost. The Company accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required had the Company directly disposed of the related assets or liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

For the material accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2024.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have a material impact on the Company’s consolidated financial statements.

b.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-Dependent Electricity	January 1, 2026
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS Accounting Standards	Annual Improvements—Volume 11	January 1, 2026

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2025	December 31, 2024	June 30, 2024
Cash
Cash on hand	$469,823	$443,745	$431,744
Bank deposits	13,400,149	13,242,716	11,250,075

	13,869,972	13,686,461	11,681,819

Cash equivalents (with maturities of less than three months)
Commercial paper	8,834,626	16,887,390	15,960,205
Negotiable certificates of deposit	6,900,000	2,800,000	6,800,000
Time deposits	5,427,116	2,883,479	3,268,548
Stimulus vouchers	1,372	2,359	1,333

	21,163,114	22,573,228	26,030,086

	$35,033,086	$36,259,689	$37,711,905

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Bank deposits	0.00%~2.55%	0.00%~2.55%	0.00%~3.10%
Commercial paper	0.96%~1.50%	0.95%~1.56%	0.95%~1.48%
Negotiable certificates of deposit	1.46%~1.67%	1.55%~1.70%	1.46%~1.48%
Time deposits	0.01%~4.45%	0.01%~4.90%	0.01%~5.60%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2025	December 31, 2024	June 30, 2024
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$535	$290	$1,100
Non-derivatives
Listed stocks - domestic	—	—	439

	$535	$290	$1,539

(Continued)

	June 30, 2025	December 31, 2024	June 30, 2024
Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$583,317	$628,737	$632,868
Non-listed stocks - foreign	31,431	32,415	91,718
Limited partnership - domestic	430,965	307,327	315,340
Other investing agreements	64,344	36,757	31,699

	$1,110,057	$1,005,236	$1,071,625

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$303	$—	$141

(Concluded)

Chunghwa’s Board of Directors approved an investment in TRF 1 L.P. at the amount of $300,000 thousand in January 2025. As of June 30, 2025, Chunghwa invested $60,000 thousand.

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of June 30, 2025, Chunghwa invested $400,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
June 30, 2025
Forward exchange contracts - buy	NT$/USD	July 2025	NT$124,584/USD4,197
December 31, 2024
Forward exchange contracts - buy	NT$/EUR	March 2025	NT$10,177/EUR300
Forward exchange contracts - buy	NT$/USD	January 2025	NT$45,879/USD1,408
June 30, 2024
Forward exchange contracts - buy	NT$/EUR	September 2024	NT$220,050/EUR6,400

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	June 30, 2025	December 31, 2024	June 30, 2024
Domestic investments
Listed and emerging stocks	$102,747	$126,013	$217,190
Non-listed stocks	4,871,374	3,873,647	4,057,183
Foreign investments
Non-listed stocks	795,471	667,316	691,548

	$5,769,592	$4,666,976	$4,965,921

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

9.	FINANCIAL ASSETS AT AMORTIZED COST - NONCURRENT

	June 30, 2025	December 31, 2024	June 30, 2024
Corporate bonds	$2,000,000	$2,000,000	$—

The Company acquired the 10-year unsecured cumulative subordinated corporate bond of Fubon Life Insurance Co., Ltd. at the amount of $2,000,000 thousand in October 2024.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2025	December 31, 2024	June 30, 2024
Trade notes and accounts receivable	$24,776,258	$27,168,306	$24,748,287
Less: Loss allowance	(1,127,097)	(1,142,610)	(1,117,441)

	$23,649,161	$26,025,696	$23,630,846

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicators.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are insignificant. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

June 30, 2025

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~21%	3%~68%	15%~84%	25%~91%	52%~96%	100%
Gross carrying amount	$16,503,570	$330,167	$125,337	$66,135	$40,942	$30,956	$602,584	$17,699,691
Loss allowance (lifetime ECL)	(50,603)	(25,789)	(34,914)	(32,760)	(25,622)	(22,463)	(602,584)	(794,735)

Amortized cost	$16,452,967	$304,378	$90,423	$33,375	$15,320	$8,493	$—	$16,904,956

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,058,330	$211,215	$19,680	$2,693	$2	$2,480	$275,942	$3,570,342
Loss allowance (lifetime ECL)	(2,908)	(10,561)	(1,968)	(808)	(1)	(1,973)	(275,942)	(294,161)

Amortized cost	$3,055,422	$200,654	$17,712	$1,885	$1	$507	$—	$3,276,181

December 31, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~22%	2%~68%	11%~84%	21%~92%	39%~96%	100%
Gross carrying amount	$16,477,102	$335,307	$138,573	$74,834	$49,884	$48,247	$605,994	$17,729,941
Loss allowance (lifetime ECL)	(51,501)	(23,505)	(34,429)	(31,370)	(33,080)	(34,412)	(605,994)	(814,291)

Amortized cost	$16,425,601	$311,802	$104,144	$43,464	$16,804	$13,835	$—	$16,915,650

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,547,739	$44,167	$82,518	$3,204	$1,242	$44	$279,974	$5,958,888
Loss allowance (lifetime ECL)	(3,355)	(2,215)	(8,252)	(993)	(621)	(35)	(279,974)	(295,445)

Amortized cost	$5,544,384	$41,952	$74,266	$2,211	$621	$9	$—	$5,663,443

June 30, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	11%~82%	23%~91%	34%~96%	100%
Gross carrying amount	$17,858,251	$440,927	$128,538	$72,157	$36,539	$24,735	$577,263	$19,138,410
Loss allowance (lifetime ECL)	(49,981)	(21,258)	(34,851)	(32,498)	(24,954)	(23,100)	(577,263)	(763,905)

Amortized cost	$17,808,270	$419,669	$93,687	$39,659	$11,585	$1,635	$—	$18,374,505

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,356,285	$64,270	$46,118	$46,627	$6,141	$6	$281,109	$2,800,556
Loss allowance (lifetime ECL)	(2,946)	(3,214)	(4,612)	(32,379)	(3,070)	(5)	(281,109)	(327,335)

Amortized cost	$2,353,339	$61,056	$41,506	$14,248	$3,071	$1	$—	$2,473,221

Note a:

Please refer to Note 44 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Six Months Ended June 30
	2025	2024
Beginning balance	$1,142,610	$1,101,640
Add: Provision for credit loss	54,119	82,602
Less: Amounts written off	(69,632)	(66,801)

Ending balance	$1,127,097	$1,117,441

11.	INVENTORIES

	June 30, 2025	December 31, 2024	June 30, 2024
Merchandise	$3,770,686	$4,874,164	$3,480,593
Project in process	5,580,014	4,564,444	5,118,831
Work in process	155,312	268,570	152,160
Raw materials	202,466	221,856	201,816

	9,708,478	9,929,034	8,953,400
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	240,282	159,351	119,620

	$11,947,493	$12,087,118	$11,071,753

The operating costs related to inventories were $12,197,482 thousand (including the reversal of valuation loss on inventories of $24,117 thousand) and $24,151,544 thousand (including the valuation loss on inventories of $14,036 thousand) for the three months and six months ended June 30, 2025, respectively. The operating costs related to inventories were $10,617,955 thousand (including the valuation loss on inventories of $10,145 thousand) and $23,206,807 thousand (including the valuation loss on inventories of $35,721 thousand) for the three months and six months ended June 30, 2024, respectively.

As of June 30, 2025, December 31, 2024 and June 30, 2024, inventories of $2,239,015 thousand, $2,158,084 thousand and $2,118,353 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

Construction in progress also included the Datong S. Sec., Sanchong Dist., New Taipei City project. The Board of Directors of Chunghwa resolved to sign a joint construction with separate sale and partition contract with LED in August 2021. Chunghwa classified the land of the project as investment properties.

Regarding the aforementioned two projects, the Company has signed the house and land presale contracts with customers and has received payments in accordance with the contracts. Please refer to Notes 30 and 40 for details.

12.	PREPAYMENTS

	June 30, 2025	December 31, 2024	June 30, 2024
Prepayments for leases - satellite (Note 40)	$4,320,028	$3,129,192	$2,419,320
Prepaid salary and bonus	2,962,522	4,556	2,884,120
Prepaid rents	1,625,268	1,761,848	1,980,044
Others	2,849,825	2,703,734	2,981,624

	$11,757,643	$7,599,330	$10,265,108

Current
Prepaid salary and bonus	$2,962,522	$4,556	$2,884,120
Prepaid rents	556,625	496,790	547,240
Others	2,781,154	2,636,967	2,938,733

	$6,300,301	$3,138,313	$6,370,093

Noncurrent
Prepayments for leases - satellite (Note 40)	$4,320,028	$3,129,192	$2,419,320
Prepaid rents	1,068,643	1,265,058	1,432,804
Others	68,671	66,767	42,891

	$5,457,342	$4,461,017	$3,895,015

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.	OTHER CURRENT MONETARY ASSETS

	June 30, 2025	December 31, 2024	June 30, 2024
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$37,215,734	$21,679,910	$30,199,427
Accrued custodial receipts	815,124	725,414	814,140
Others	1,699,964	1,002,677	1,403,051

	$39,730,822	$23,408,001	$32,416,618

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%~4.88%	0.03%~5.10%	0.03%~5.10%

14.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	June 30, 2025	December 31, 2024	June 30, 2024
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
SENAO	$60,483	$67,818	$143,201	$164,644

CHPT	$139,275	$34,870	$281,429	$37,255

	Accumulated Noncontrolling Interests
	June 30, 2025	December 31, 2024	June 30, 2024
SENAO	$4,497,898	$4,683,629	$4,481,652
CHPT	5,399,647	5,305,195	5,030,999
Individually immaterial subsidiaries with noncontrolling interests	2,990,834	3,165,342	2,739,246

	$12,888,379	$13,154,166	$12,251,897

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2025	December 31, 2024	June 30, 2024
Current assets	$6,781,248	$6,737,556	$7,102,676
Noncurrent assets	3,599,053	3,675,523	3,293,606
Current liabilities	(3,800,621)	(3,549,249)	(3,741,910)
Noncurrent liabilities	(391,171)	(415,771)	(488,077)

Equity	$6,188,509	$6,448,059	$6,166,295

Equity attributable to the parent	$1,690,611	$1,764,430	$1,684,643
Equity attributable to noncontrolling interests	4,497,898	4,683,629	4,481,652

	$6,188,509	$6,448,059	$6,166,295

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Revenues and income	$7,352,664	$7,453,750	$14,999,391	$15,624,931
Costs and expenses	7,269,041	7,360,103	14,800,483	15,396,374

Profit for the period	$83,623	$93,647	$198,908	$228,557

Profit attributable to the parent	$23,140	$25,829	$55,707	$63,913
Profit attributable to noncontrolling interests	60,483	67,818	143,201	164,644

Profit for the period	$83,623	$93,647	$198,908	$228,557

Other comprehensive income (loss) attributable to the parent	$(9,900)	$244	$(9,114)	$8,184
Other comprehensive income (loss) attributable to noncontrolling interests	(25,231)	621	(23,227)	20,857

Other comprehensive income (loss) for the period	$(35,131)	$865	$(32,341)	$29,041

Total comprehensive income attributable to the parent	$13,240	$26,073	$46,593	$72,097
Total comprehensive income attributable to noncontrolling interests	35,252	68,439	119,974	185,501

Total comprehensive income for the period	$48,492	$94,512	$166,567	$257,598

	Six Months Ended June 30
	2025	2024
Net cash flow from operating activities	$509,691	$740,625
Net cash flow from investing activities	(21,119)	(11,121)
Net cash flow from financing activities	(151,806)	(151,052)
Effect of exchange rate changes on cash and cash equivalents	(8)	26

Net cash inflow	$336,758	$578,478

Dividends paid to noncontrolling interests	$—	$—

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2025	December 31, 2024	June 30, 2024
Current assets	$5,430,232	$4,936,011	$3,968,548
Noncurrent assets	4,083,602	4,222,292	4,327,909
Current liabilities	(1,294,894)	(1,079,055)	(641,688)
Noncurrent liabilities	(14,510)	(21,470)	(18,622)

Equity	$8,204,430	$8,057,778	$7,636,147

Equity attributable to CHI	$2,804,783	$2,752,583	$2,605,148
Equity attributable to noncontrolling interests	5,399,647	5,305,195	5,030,999

	$8,204,430	$8,057,778	$7,636,147

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Revenues and income	$1,221,907	$752,467	$2,392,195	$1,450,097
Costs and expenses	1,008,788	694,656	1,961,172	1,385,106

Profit for the period	$213,119	$57,811	$431,023	$64,991

Profit attributable to CHI	$73,844	$22,941	$149,594	$27,736
Profit attributable to noncontrolling interests	139,275	34,870	281,429	37,255

Profit for the period	$213,119	$57,811	$431,023	$64,991

Other comprehensive income (loss) attributable to CHI	$(11,121)	$1,065	$(9,801)	$4,804
Other comprehensive income (loss) attributable to noncontrolling interests	(21,350)	2,046	(18,816)	9,223

Other comprehensive income (loss) for the period	$(32,471)	$3,111	$(28,617)	$14,027

Total comprehensive income attributable to CHI	$62,723	$24,006	$139,793	$32,540
Total comprehensive income attributable to noncontrolling interests	117,925	36,916	262,613	46,478

Total comprehensive income for the period	$180,648	$60,922	$402,406	$79,018

	Six Months Ended June 30
	2025	2024
Net cash flow from operating activities	$832,175	$228,493
Net cash flow from investing activities	(59,291)	(46,211)
Net cash flow from financing activities	(16,696)	(13,233)
Effect of exchange rate changes on cash and cash equivalents	(25,759)	14,151

Net cash inflow	$730,429	$183,200

Dividends paid to noncontrolling interests	$—	$—

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 34(a) for details.

CHTSC issued new shares in January 2024, March 2024, December 2024, February 2025 and May 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 34(b) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the six months ended June 30, 2025 and 2024 was as follows:

	Six Months Ended June 30, 2025
	CHTSC Share-Based Payment	CHIEF Share-Based Payment
Cash consideration received from noncontrolling interests	$12,309	$1,165
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(15,663)	8,176

Differences arising from equity transactions	$(3,354)	$9,341

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(3,354)	$9,341

Six Months Ended June 30, 2024
CHTSC Share-Based Payment
Cash consideration received from noncontrolling interests (Note)	$13,245
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(13,650)

Differences arising from equity transactions	$(405)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(405)

Note:	The proceeds from the new shares issued in January 2024 by CHTSC have been received in advance in December 2023.

c.	Loss of control of subsidiaries

Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate.

The Company recognized the retained interest in CHST at the fair value on the date control was lost; therefore, the Company recognized the disposal gain of $15,290 thousand based on the difference between the fair value and the carrying amount. The disposal gain was included in other gains or losses in the consolidated statements of comprehensive income.

Analysis of assets and liabilities over which the Company lost control:

CHST
Current assets
Cash and cash equivalents	$8,664
Contract assets	9,132
Trade notes and accounts receivable, net	9,148
Inventories	6,521
Others	6,631
Noncurrent assets
Property, plant and equipment	202
Right-of-use assets	3,369
Deferred income tax assets	1,645
Others	12,415
Current liabilities
Short-term loans	(65,000)
Contract liabilities	(7,376)
Trade notes and accounts payable	(9,036)
Others	(2,309)
Noncurrent liabilities
Customers’ deposits	(7,126)
Others	(1,704)

Net liabilities	$(34,824)

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30, 2025	December 31, 2024	June 30, 2024
Investments in associates	$8,722,613	$9,064,213	$8,384,982
Investment in joint venture	9,158	9,251	9,367

	$8,731,771	$9,073,464	$8,394,349

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	June 30, 2025	December 31, 2024	June 30, 2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$3,752,649	$3,950,922	$4,112,887

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,983,154	1,998,346	1,551,669
KingwayTek Technology Co., Ltd. (“KWT”)	253,414	278,967	264,415
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	567,065	573,275	519,071
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	381,135	313,467	370,774
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	330,853	379,357	248,739
WiAdvance Technology Corporation (“WATC”)	269,006	273,440	280,768
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	249,897	252,625	254,873
Taiwania Hive Technology Fund L.P. (“TWTF”)	243,794	276,180	—
So-net Entertainment Taiwan Limited (“So-net”)	159,405	192,968	215,187
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	132,516	151,241	164,501
Taiwan International Ports Logistics Corporation (“TIPL”)	114,477	133,836	112,366
Porrima Inc. (“PORRIMA”)	74,696	77,634	80,000
Imedtac Co., Ltd. (“IME”)	54,203	56,667	60,373
CHT Infinity Singapore Pte., Ltd. (“CISG”)	50,828	60,782	58,680
Click Force Co., Ltd. (“CF”)	47,477	51,011	47,077
AgriTalk Technology Inc. (“ATT”)	24,004	26,254	28,279
Baohwa Trust Co., Ltd. (“BHT”)	14,869	11,967	10,011
Gather Works Co., Ltd. (“GW”)	13,898	—	—
Cornerstone Ventures Co., Ltd. (“CVC”)	5,273	5,274	5,312
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 14)	—	—	—

	4,969,964	5,113,291	4,272,095

	$8,722,613	$9,064,213	$8,384,982

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	June 30, 2025	December 31, 2024	June 30, 2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46	46
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	33	33	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
WiAdvance Technology Corporation (“WATC”)	16	16	16
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
Taiwania Hive Technology Fund L.P. (“TWTF”)	40	42	—
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Porrima Inc. (“PORRIMA”)	10	10	10
Imedtac Co., Ltd. (“IME”)	10	10	10
CHT Infinity Singapore Pte., Ltd. (“CISG”)	40	40	40
Click Force Co., Ltd. (“CF”)	49	49	49
AgriTalk Technology Inc. (“ATT”)	29	29	29
Baohwa Trust Co., Ltd. (“BHT”)	25	25	25
Gather Works Co., Ltd. (“GW”)	48	—	—
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 14)	37	—	—

Summarized financial information of NCB was set out below:

	June 30, 2025	December 31, 2024	June 30, 2024
Assets	$55,729,141	$48,636,633	$39,522,184
Liabilities	(47,570,906)	(40,043,113)	(30,571,865)

Equity	$8,158,235	$8,593,520	$8,950,319

The percentage of ownership interest held by the Company	46.26%	46.26%	46.26%
Equity attributable to the Company	$3,774,000	$3,975,362	$4,140,417
Unrealized gain or loss from downstream transactions	(21,351)	(24,440)	(27,530)

The carrying amount of investment	$3,752,649	$3,950,922	$4,112,887

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Net revenues (losses)	$(9,814)	$72,952	$79,707	$141,916

Net loss for the period	$(270,321)	$(192,617)	$(453,898)	$(378,129)
Other comprehensive income (loss)	9,471	(16,096)	18,613	(18,628)

Total comprehensive loss for the period	$(260,850)	$(208,713)	$(435,285)	$(396,757)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
The Company’s share of profits	$119,914	$96,285	$244,190	$195,123
The Company’s share of other comprehensive income (loss)	(36,498)	4,547	(32,790)	31,226

The Company’s share of total comprehensive income	$83,416	$100,832	$211,400	$226,349

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
SNI	$3,368,182	$3,838,161	$3,116,858

KWT	$903,107	$896,747	$913,514

KWT transferred its treasury stock repurchased from December 2019 to February 2020 to employees in October 2024. In addition, KWT repurchased its stock from April 2025 to May 2025. Therefore, the Company’s ownership interest in KWT decreased to 22.58% and 22.78% as of December 31, 2024 and June 30, 2025, respectively.

The Company invested $14,400 thousand and obtained 48.00% ownership interest in GW in April 2025. GW mainly engages in film and drama IP development, copyright management and copyright sales.

Chunghwa’s Board of Directors approved an investment in TWTF at the amount of USD 30,000 thousand in February 2024. The Company initially invested in TWTF in August 2024 and obtained 41.75% ownership interest. TWTF raised capital in multiple stages. New capital was received in April 2025, resulting in an increase in the fund size; therefore, the Company’s ownership interest in TWTF changed to 39.81% as of June 30, 2025. TWTF mainly engages in investment.

CVC was approved to end and dissolve its business in November 2024. The liquidation of CVC is still in process.

The Company increased its investment in SNI in lower proportion to the original shareholder percentage in October 2024. Therefore, the Company’s ownership interest in SNI decreased to 33.16% as of December 31, 2024.

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in March 2024 and September 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 16.35% and 16.24% as of June 30, 2024 and December 31, 2024, respectively. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

The Company participated in the capital increase of PORRIMA at the amount of $80,000 thousand in May 2024 and obtained 10.00% ownership interest. PORRIMA mainly engages in designing and selling zero-emission ships. As the Company has one out of five seats of the Board of Directors of PORRIMA, the Company has significant influence over PORRIMA.

The Company increased its investment in IME in higher proportion to the original shareholder percentage at the amount of $31,914 thousand in April 2024. Therefore, the Company’s ownership interest in IME increased to 10.00%. As the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME.

Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	June 30, 2025	December 31, 2024	June 30, 2024	June 30, 2025	December 31, 2024	June 30, 2024
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,158	$9,251	$9,367	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture. CHT SEA was approved to end and dissolve its business in June 2025. The liquidation of CHT SEA is still in process.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
The Company’s share of loss	$(30)	$(33)	$(93)	$(96)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(30)	$(33)	$(93)	$(96)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

16.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2025	December 31, 2024	June 30, 2024
Assets used by the Company	$279,507,322	$284,714,764	$278,913,666
Assets subject to operating leases	5,528,042	5,125,380	6,056,635

	$285,035,364	$289,840,144	$284,970,301

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2024	$102,885,454	$1,709,236	$71,754,783	$11,044,831	$721,434,979	$4,049,661	$12,091,029	$15,937,187	$940,907,160
Additions	—	—	8,214	4,681	41,164	2,880	43,746	8,563,466	8,664,151
Disposal	—	—	(5,916)	(452,105)	(13,262,926)	(82,517)	(239,133)	—	(14,042,597)
Effect of foreign exchange differences	—	—	—	31	128,887	65	7,891	11,443	148,317
Others	(578,499)	11,066	(27,003)	321,363	9,370,089	87,655	401,229	(10,173,936)	(588,036)

Balance on June 30, 2024	$102,306,955	$1,720,302	$71,730,078	$10,918,801	$717,712,193	$4,057,744	$12,304,762	$14,338,160	$935,088,995

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,507,932)	$(33,283,812)	$(9,221,060)	$(599,131,991)	$(3,654,724)	$(9,022,741)	$—	$(655,822,260)
Depreciation expense	—	(17,094)	(721,172)	(372,860)	(12,745,443)	(60,944)	(407,481)	—	(14,324,994)
Disposal	—	—	5,916	451,686	13,260,489	81,974	233,408	—	14,033,473
Effect of foreign exchange differences	—	—	—	(27)	(78,654)	19	(4,339)	—	(83,001)
Others	—	—	126,912	(121)	(13,362)	(294)	(91,682)	—	21,453

Balance on June 30, 2024	$—	$(1,525,026)	$(33,872,156)	$(9,142,382)	$(598,708,961)	$(3,633,969)	$(9,292,835)	$—	$(656,175,329)

Balance on January 1, 2024, net	$102,885,454	$201,304	$38,470,971	$1,823,771	$122,302,988	$394,937	$3,068,288	$15,937,187	$285,084,900

Balance on June 30, 2024, net	$102,306,955	$195,276	$37,857,922	$1,776,419	$119,003,232	$423,775	$3,011,927	$14,338,160	$278,913,666

Cost
Balance on January 1, 2025	$102,346,031	$1,749,614	$74,178,077	$10,448,407	$718,353,045	$4,183,540	$12,680,123	$16,572,752	$940,511,589
Additions	—	—	21,019	42,320	81,951	—	29,256	9,661,647	9,836,193
Disposal	—	—	(90)	(389,212)	(6,628,218)	(208,497)	(179,085)	—	(7,405,102)
Effect of deconsolidation of subsidiaries (Note 14)	—	—	—	—	—	(2,009)	(3,213)	—	(5,222)
Effect of foreign exchange differences	—	—	—	(343)	(279,586)	(501)	(19,219)	(29,248)	(328,897)
Others	(382,088)	27,458	(57,369)	103,841	9,943,594	147,200	193,367	(10,397,932)	(421,929)

Balance on June 30, 2025	$101,963,943	$1,777,072	$74,141,637	$10,205,013	$721,470,786	$4,119,733	$12,701,229	$15,807,219	$942,186,632

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,543,373)	$(34,721,367)	$(8,727,171)	$(597,674,608)	$(3,629,903)	$(9,500,403)	$—	$(655,796,825)
Depreciation expense	—	(24,048)	(758,256)	(328,288)	(12,856,220)	(90,632)	(437,027)	—	(14,494,471)
Disposal	—	—	90	389,209	6,626,780	208,497	176,598	—	7,401,174
Effect of deconsolidation of subsidiaries (Note 14)	—	—	—	—	—	2,009	3,011	—	5,020
Effect of foreign exchange differences	—	—	—	295	191,730	228	13,283	—	205,536
Others	—	—	17,465	(169)	3,732	(835)	(19,937)	—	256

Balance on June 30, 2025	$—	$(1,567,421)	$(35,462,068)	$(8,666,124)	$(603,708,586)	$(3,510,636)	$(9,764,475)	$—	$(662,679,310)

Balance on January 1, 2025, net	$102,346,031	$206,241	$39,456,710	$1,721,236	$120,678,437	$553,637	$3,179,720	$16,572,752	$284,714,764

Balance on June 30, 2025, net	$101,963,943	$209,651	$38,679,569	$1,538,889	$117,762,200	$609,097	$2,936,754	$15,807,219	$279,507,322

(Concluded)

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the six months ended June 30, 2025 and 2024.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	2~10 years
Miscellaneous equipment
Leasehold improvements	1~18 years
Mechanical and air conditioner equipment	2~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2024	$4,924,387	$4,131,031	$9,055,418
Additions	—	99	99
Others	(1,132,317)	(32,648)	(1,164,965)

Balance on June 30, 2024	$3,792,070	$4,098,482	$7,890,552

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,802,576)	$(1,802,576)
Depreciation expense	—	(35,961)	(35,961)
Others	—	4,620	4,620

Balance on June 30, 2024	$—	$(1,833,917)	$(1,833,917)

Balance on January 1, 2024, net	$4,924,387	$2,328,455	$7,252,842

Balance on June 30, 2024, net	$3,792,070	$2,264,565	$6,056,635

Cost
Balance on January 1, 2025	$3,104,874	$3,737,084	$6,841,958
Others	382,088	57,467	439,555

Balance on June 30, 2025	$3,486,962	$3,794,551	$7,281,513

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,716,578)	$(1,716,578)
Depreciation expense	—	(33,096)	(33,096)
Others	—	(3,797)	(3,797)

Balance on June 30, 2025	$—	$(1,753,471)	$(1,753,471)

Balance on January 1, 2025, net	$3,104,874	$2,020,506	$5,125,380

Balance on June 30, 2025, net	$3,486,962	$2,041,080	$5,528,042

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Year 1	$297,895	$305,357	$327,178
Year 2	173,634	197,780	228,043
Year 3	117,526	121,845	130,999
Year 4	87,821	92,431	89,926
Year 5	54,437	62,415	63,203
Onwards	115,119	136,567	175,699

	$846,432	$916,395	$1,015,048

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

17.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	June 30, 2025	December 31, 2024	June 30, 2024
Land and buildings
Handsets base stations	$7,722,141	$7,648,470	$7,636,464
Others	1,718,711	1,564,104	1,741,737
Equipment	1,680,519	1,699,755	1,752,186

	$11,121,371	$10,912,329	$11,130,387

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Additions to right-of-use assets			$2,512,247	$2,074,978

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$760,872	$748,733	$1,520,554	$1,492,579
Others	206,968	202,795	408,271	398,781
Equipment	114,916	88,293	229,308	175,616

	$1,082,756	$1,039,821	$2,158,133	$2,066,976

The Company did not have significant sublease or impairment of right-of-use assets for the six months ended June 30, 2025 and 2024.

b.	Lease liabilities

	June 30, 2025	December 31, 2024	June 30, 2024
Lease liabilities
Current	$3,803,522	$3,557,874	$3,561,502
Noncurrent	7,236,033	7,333,503	7,452,555

	$11,039,555	$10,891,377	$11,014,057

Ranges of discount rates for lease liabilities were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Land and buildings
Handsets base stations	0.37%~2.02%	0.37%~2.00%	0.37%~1.87%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~3.50%	0.37%~3.50%	0.37%~3.50%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 38 for details.

d.	Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Expenses relating to low-value asset leases	$2,093	$2,326	$4,347	$4,389

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,834	$1,588	$3,438	$3,066

Total cash outflow for leases			$2,200,226	$2,010,054

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 16 and 18.

18.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2024	$11,161,834
Reclassification	1,747,177

Balance on June 30, 2024	$12,909,011

Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,356,371)
Depreciation expense	(22,319)
Reclassification	(24,663)

Balance on June 30, 2024	$(1,403,353)

Balance on January 1, 2024, net	$9,805,463

Balance on June 30, 2024, net	$11,505,658

Cost
Balance on January 1, 2025	$13,592,694
Additions	2,067

Balance on June 30, 2025	$13,594,761

Accumulated depreciation and impairment
Balance on January 1, 2025	$(1,290,975)
Depreciation expense	(22,458)

Balance on June 30, 2025	$(1,313,433)

Balance on January 1, 2025, net	$12,301,719

Balance on June 30, 2025, net	$12,281,328

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	15~30 years
Buildings
Main buildings	8~60 years
Other building facilities	10~35 years

The fair values of the Company’s investment properties as of December 31, 2024 and 2023 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of June 30, 2025 and 2024 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Fair value	$41,286,825	$41,284,758	$35,336,628

Overall capital interest rate	1.47%~5.81%	1.47%~5.81%	1.43%~5.51%
Profit margin ratio	12%~20%	12%~20%	10%~20%
Discount rate	0%~10%	0%~10%	—
Capitalization rate	1.12%~2.13%	1.12%~2.13%	0.23%~2.28%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Year 1	$278,707	$274,163	$270,323
Year 2	245,123	247,997	244,074
Year 3	213,387	216,256	213,800
Year 4	197,474	192,062	182,133
Year 5	191,729	190,020	169,506
Onwards	1,214,526	1,306,456	1,230,112

	$2,340,946	$2,426,954	$2,309,948

19.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2024	$109,963,431	$2,532,249	$291,206	$421,835	$113,208,721
Additions-acquired separately	—	99,676	—	2,777	102,453
Disposal	—	(118,288)	—	(7,360)	(125,648)
Effect of foreign exchange differences	—	214	—	(9)	205
Others	—	4,609	—	—	4,609

Balance on June 30, 2024	$109,963,431	$2,518,460	$291,206	$417,243	$113,190,340

Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202,416)	$(1,954,096)	$(73,624)	$(252,040)	$(40,482,176)
Amortization expenses	(3,195,069)	(134,714)	—	(15,129)	(3,344,912)
Disposal	—	118,288	—	7,360	125,648
Effect of foreign exchange differences	—	(91)	—	4	(87)

Balance on June 30, 2024	$(41,397,485)	$(1,970,613)	$(73,624)	$(259,805)	$(43,701,527)

Balance on January 1, 2024, net	$71,761,015	$578,153	$217,582	$169,795	$72,726,545

Balance on June 30, 2024, net	$68,565,946	$547,847	$217,582	$157,438	$69,488,813

Cost
Balance on January 1, 2025	$109,963,431	$2,427,063	$291,206	$418,959	$113,100,659
Additions-acquired separately	—	52,507	—	1,611	54,118
Disposal	—	(100,520)	—	(909)	(101,429)
Effect of foreign exchange differences	—	(1,146)	—	(40)	(1,186)
Others	—	2,658	—	—	2,658

Balance on June 30, 2025	$109,963,431	$2,380,562	$291,206	$419,621	$113,054,820

Accumulated amortization and impairment
Balance on January 1, 2025	$(44,592,555)	$(1,877,275)	$(73,624)	$(274,003)	$(46,817,457)
Amortization expenses	(3,195,070)	(128,283)	—	(12,395)	(3,335,748)
Disposal	—	100,520	—	909	101,429
Effect of foreign exchange differences	—	316	—	29	345
Others	—	(312)	—	—	(312)

Balance on June 30, 2025	$(47,787,625)	$(1,905,034)	$(73,624)	$(285,460)	$(50,051,743)

Balance on January 1, 2025, net	$65,370,876	$549,788	$217,582	$144,956	$66,283,202

Balance on June 30, 2025, net	$62,175,806	$475,528	$217,582	$134,161	$63,003,077

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	June 30, 2025	December 31, 2024	June 30, 2024
Spare parts	$2,248,577	$2,005,946	$2,871,996
Refundable deposits	2,022,911	2,161,983	1,978,753
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,964,090	2,831,855	2,530,204

	$8,235,578	$7,999,784	$8,380,953

Current
Spare parts	$2,248,577	$2,005,946	$2,871,996
Others	1,259,665	1,108,608	936,984

	$3,508,242	$3,114,554	$3,808,980

Noncurrent
Refundable deposits	$2,022,911	$2,161,983	$1,978,753
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,704,425	1,723,247	1,593,220

	$4,727,336	$4,885,230	$4,571,973

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

June 30, 2025

			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NTD 184,700 /EUR 5,000	September 2025	$36.94	Hedging financial assets (liabilities)	$—	$13,155	$(12,381)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$12,381	$(13,155)	$—

December 31, 2024

			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$341,036 /EUR10,000	March 2025	$34.10	Hedging financial assets (liabilities)	$1,133	$1,907	$(730)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$730	$(774)	$—

June 30, 2024

			Notional Amount (In Thousands)		Forward Rate (In Dollars)	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency			Maturity		Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NTD 79,313 /EUR 2,300	September 2024	$34.48	Hedging financial assets (liabilities)	$313	$212	$145

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(145)	$101	$—

Six Months Ended June 30, 2025

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(12,381)	$—	—	$1,334	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Six Months Ended June 30, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$145	$—	—	$2,497	$—
				Construction in progress and equipment to be accepted	Other gains and losses

22.	SHORT-TERM LOANS

	June 30, 2025	December 31, 2024	June 30, 2024
Unsecured bank loans	$480,000	$215,000	$365,000

The annual interest rates of bank loans were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Unsecured bank loans	2.29%~2.35%	1.82%~3.49%	1.70%~3.49%

23.	LONG-TERM LOANS

	June 30, 2025	December 31, 2024	June 30, 2024
Secured bank loans (Note 39)	$1,600,000	$1,600,000	$1,600,000
Unsecured bank loans	35,000	35,000	—
Less: Current portion	(8,021)	(3,646)	(1,600,000)

	$1,626,979	$1,631,354	$—

The annual interest rates of bank loans were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Secured bank loans	2.10%	2.09%	2.01%
Unsecured bank loans	2.22%	2.22%	—

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2024, and the due date of the renewed contract is September 2027.

CLPT entered into an unsecured loan contract with Mega International Commercial Bank, interest is paid monthly, and the principal will be repaid in 48 equal installments from August 2025 to July 2029.

24.	BONDS PAYABLE

	June 30, 2025	December 31, 2024	June 30, 2024
Unsecured domestic bonds	$30,500,000	$30,500,000	$30,500,000
Less: Discounts on bonds payable	(9,008)	(11,794)	(14,463)

	30,490,992	30,488,206	30,485,537
Less: Current portion	(10,699,482)	(8,798,880)	—

	$19,791,510	$21,689,326	$30,485,537

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	-	March 2022 to March 2027	3,500,000	0.69%	The same as above

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2025	December 31, 2024	June 30, 2024
Trade notes and accounts payable	$11,120,995	$17,742,532	$9,826,528

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	June 30, 2025	December 31, 2024	June 30, 2024
Accrued salary and compensation	$6,535,024	$10,721,819	$6,249,715
Accrued compensation to employees and remuneration to directors and supervisors	3,575,685	2,499,932	3,029,794
Amounts collected for others	1,833,881	1,706,744	1,627,580
Accrued maintenance costs	1,086,274	1,116,992	1,102,704
Payables to contractors	960,137	2,264,856	1,228,845
Payables to equipment suppliers	484,701	720,361	563,700
Others	8,694,748	7,550,649	8,664,654

	$23,170,450	$26,581,353	$22,466,992

27.	PROVISIONS

	June 30, 2025	December 31, 2024	June 30, 2024
Employee benefits	$431,494	$415,477	$400,939
Warranties	274,066	280,679	237,133
Onerous contracts	260,617	266,755	174,262
Others	12,701	13,574	3,067

	$978,878	$976,485	$815,401

Current	$661,429	$441,801	$317,116
Noncurrent	317,449	534,684	498,285

	$978,878	$976,485	$815,401

	Employee Benefits	Warranties	Onerous Contracts	Others	Total
Balance on January 1, 2024	$387,082	$237,873	$194,651	$3,067	$822,673
Additional / (reversal of) provisions recognized	18,262	22,305	(20,389)	—	20,178
Used / forfeited during the period	(4,405)	(23,110)	—	—	(27,515)
Effect of foreign exchange differences	—	65	—	—	65

Balance on June 30, 2024	$400,939	$237,133	$174,262	$3,067	$815,401

Balance on January 1, 2025	$415,477	$280,679	$266,755	$13,574	$976,485
Additional / (reversal of) provisions recognized	20,242	41,178	(5,584)	2,658	58,494
Used / forfeited during the period	(4,225)	(47,613)	—	(3,531)	(55,369)
Effect of foreign exchange differences	—	(178)	(554)	—	(732)

Balance on June 30, 2025	$431,494	$274,066	$260,617	$12,701	$978,878

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

28.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2024 and 2023 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Operating costs	$80,557	$104,919	$160,990	$209,825
Marketing expenses	63,115	77,752	126,359	155,584
General and administrative expenses	15,102	18,019	30,232	35,902
Research and development expenses	7,067	7,986	14,143	15,998

	$165,841	$208,676	$331,724	$417,309

29.	EQUITY

a.	Share capital

1)	Common stocks

	June 30, 2025	December 31, 2024	June 30, 2024
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of June 30, 2025, the outstanding ADSs were 182,722 thousand common stocks, which equaled 18,272 thousand units and represented 2.36% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the six months ended June 30, 2025 and 2024 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2024	$147,329,386	$151,952	$2,144,727	$987,607	$27,336	$20,648,078	$171,289,086
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	62,678	—	—	—	—	62,678
Changes in equities of subsidiaries	—	—	(405)	—	—	—	(405)

Balance on June 30, 2024	$147,329,386	$214,630	$2,144,322	$987,607	$27,336	$20,648,078	$171,351,359

Balance on January 1, 2025	$147,329,386	$223,835	$2,145,041	$1,211,494	$29,445	$20,648,078	$171,587,279
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(6,128)	—	—	—	—	(6,128)
Changes in equities of subsidiaries	—	—	5,987	—	—	—	5,987

Balance on June 30, 2025	$147,329,386	$217,707	$2,151,028	$1,211,494	$29,445	$20,648,078	$171,587,138

Additional paid-in capital from share premium, donated capital and the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2024 and 2023 earnings of Chunghwa approved by the stockholders in their meetings on May 29, 2025 and May 31, 2024 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2024	For Fiscal Year 2023	For Fiscal Year 2024	For Fiscal Year 2023
Reversal of special reserve	$—	$(223,084)
Cash dividends	38,787,232	36,909,931	$5.000	$4.758

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Six Months Ended June 30
	2025	2024
Beginning balance	$563,605	$520,748
Recognized for the period
Unrealized gain or loss
Equity instruments	1,027,157	241,399
Share of profits (loss) of associates and joint ventures accounted for using equity method	9,547	(7,743)

Ending balance	$1,600,309	$754,404

e.	Noncontrolling interests

	Six Months Ended June 30
	2025	2024
Beginning balance	$13,154,166	$12,596,252
Shares attributed to noncontrolling interests
Net income for the period	834,079	504,102
Exchange differences arising from the translation of the foreign operations	(22,413)	12,300
Unrealized gain or loss on financial assets at FVOCI	10,459	(601)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(23,144)	19,932
Cash dividends recognized by subsidiaries	(1,094,115)	(897,678)
Loss of control of subsidiaries (Note 14)	19,534	—
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,728)
Net increase in noncontrolling interests	9,813	19,318

Ending balance	$12,888,379	$12,251,897

30.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Revenue from contracts with customers	$56,129,881	$53,489,054	$111,293,933	$107,818,815

Other revenues
Government grants income	334,216	292,887	714,081	567,239
Rental income	215,054	286,918	428,539	578,418
Others	51,245	46,874	102,252	94,732

	600,515	626,679	1,244,872	1,240,389

	$56,730,396	$54,115,733	$112,538,805	$109,059,204

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information to the consolidated financial statements for the year ended December 31, 2024 for details.

a.	Disaggregation of revenue

Please refer to Note 44 Segment Information for details.

b.	Contract balances

	June 30, 2025	December 31, 2024	June 30, 2024	January 1, 2024
Trade notes and accounts receivable (Note 10)	$23,649,161	$26,025,696	$23,630,846	$24,841,995

Contract assets
Products and service bundling	$10,513,403	$10,445,758	$9,969,190	$9,297,181
Others	1,974,528	2,306,854	1,715,539	1,205,973
Less: Loss allowance	(24,257)	(23,845)	(23,516)	(21,282)

	$12,463,674	$12,728,767	$11,661,213	$10,481,872

Current	$8,061,646	$8,401,343	$7,495,318	$6,713,227
Noncurrent	4,402,028	4,327,424	4,165,895	3,768,645

	$12,463,674	$12,728,767	$11,661,213	$10,481,872

Contract liabilities
Telecommunications business	$13,207,855	$13,931,238	$14,154,278	$14,015,949
Project business	7,997,618	8,014,350	7,363,091	6,654,364
Advance house and land receipts (Notes 11 and 40)	1,226,571	1,064,150	760,704	459,697
Others	995,672	831,978	665,894	518,758

	$23,427,716	$23,841,716	$22,943,967	$21,648,768

Current	$16,456,942	$16,300,986	$15,219,078	$14,088,416
Noncurrent	6,970,774	7,540,730	7,724,889	7,560,352

	$23,427,716	$23,841,716	$22,943,967	$21,648,768

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	June 30, 2025	December 31, 2024	June 30, 2024
Current
Incremental costs of obtaining contracts	$338,581	$339,172	$281,637

Noncurrent
Incremental costs of obtaining contracts	$1,174,225	$1,221,652	$1,059,621

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. The Company also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the three months and six months ended June 30, 2025 were $233,474 thousand and $471,691 thousand, respectively. Amortization expenses for the three months and six months ended June 30, 2024 were $221,960 thousand and $436,680 thousand, respectively.

31.	NET INCOME

a.	Other income and expenses

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Gain (loss) on disposal of property, plant and equipment, net	$5,196	$(3,209)	$6,214	$(689)

b.	Other income

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Dividend income	$275,484	$234,965	$275,484	$234,965
Rental income	19,066	19,089	38,288	36,576
Others	46,743	33,579	65,969	53,861

	$341,293	$287,633	$379,741	$325,402

c.	Other gains and losses

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	$(85,381)	$(10,790)	$(85,188)	$(72,447)
Foreign currency exchange gain (loss), net	127,095	(17,988)	87,908	(24,632)
Gain on disposal of financial instruments, net	$—	$—	$—	$1,073
Gain on disposal of subsidiaries	—	—	15,290	—
Others	(4,326)	(4,109)	(5,740)	1,855

	$37,388	$(32,887)	$12,270	$(94,151)

d.	Interest expenses

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Interest on bonds payable	$41,968	$41,961	$83,946	$83,931
Interest on lease liabilities	38,358	31,409	75,749	60,858
Interest paid to financial institutions	11,597	9,797	21,329	20,996
Others	257	6	513	675

	$92,180	$83,173	$181,537	$166,460

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Contract assets	$288	$1,150	$412	$2,234

Trade notes and accounts receivable	$(63,614)	$26,430	$54,119	$82,602

Other receivables	$(7,807)	$(3,425)	$(6,129)	$(4,895)

Inventories	$(24,117)	$10,145	$14,036	$35,721

f.	Depreciation and amortization expenses

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Property, plant and equipment	$7,273,981	$7,162,728	$14,527,567	$14,360,955
Right-of-use assets	1,082,756	1,039,821	2,158,133	2,066,976
Investment properties	11,233	11,212	22,458	22,319
Intangible assets	1,666,861	1,672,640	3,335,748	3,344,912
Incremental costs of obtaining contracts	233,474	221,960	471,691	436,680

Total depreciation and amortization expenses	$10,268,305	$10,108,361	$20,515,597	$20,231,842

Depreciation expenses summarized by functions
Operating costs	$7,821,729	$7,685,649	$15,608,897	$15,387,382
Operating expenses	546,241	528,112	1,099,261	1,062,868

	$8,367,970	$8,213,761	$16,708,158	$16,450,250

Amortization expenses summarized by functions
Operating costs	$1,856,566	$1,846,888	$3,718,854	$3,685,677
Marketing expenses	23,586	22,333	47,111	42,766
General and administrative expenses	13,634	15,442	25,784	31,188
Research and development expenses	6,549	9,937	15,690	21,961

	$1,900,335	$1,894,600	$3,807,439	$3,781,592

g.	Employee benefit expenses

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Post-employment benefit
Defined contribution plans	$302,611	$263,689	$592,447	$519,859
Defined benefit plans	165,841	208,676	331,724	417,309

	468,452	472,365	924,171	937,168

Share-based payment
Equity-settled share-based payment	1,101	2,256	2,326	4,629

Other employee benefit (Note)	12,355,687	11,705,536	24,365,821	23,088,808

Total employee benefit expenses	$12,825,240	$12,180,157	$25,292,318	$24,030,605

Summary by functions
Operating costs	$5,956,640	$5,695,461	$11,733,634	$11,218,173
Operating expenses	6,868,600	6,484,696	13,558,684	12,812,432

	$12,825,240	$12,180,157	$25,292,318	$24,030,605

Note: Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

According to the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on May 31, 2024, the distribution rate of employees’ compensation increased from 1.7% to 4.3% of pre-tax income to 2% to 5% of pre-tax income, while the distribution rate of directors’ remuneration remained at no more than 0.17%. According to the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on May 29, 2025, no less than 20% of the total employees’ compensation shall be distributed to non-executive employees.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2024 and 2023 approved by the Board of Directors on February 26, 2025 and February 23, 2024, respectively, were as follows:

	Cash
	2024	2023
Compensation distributed to the employees	$1,931,610	$1,522,481
Remuneration paid to the directors	40,440	39,797

There was no difference between the initial accrued amounts recognized in 2024 and 2023 and the amounts approved by the Board of Directors in 2025 and 2024 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Current tax
Current tax expenses recognized for the period	$2,523,618	$2,312,844	$5,057,328	$4,615,177
Income tax on unappropriated earnings	19,042	5,600	19,042	5,600
Income tax adjustments on prior years	(25,160)	(152,121)	(24,447)	(150,353)
Others	171	(58)	188	(31)

	2,517,671	2,166,265	5,052,111	4,470,393

Deferred tax
Deferred tax expenses recognized for the period	7,899	73,230	(23,341)	152,659
Income tax adjustments on prior years	61	(3,975)	61	(3,975)

	7,960	69,255	(23,280)	148,684

Income tax recognized in profit or loss	$2,525,631	$2,235,520	$5,028,831	$4,619,077

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of Chunghwa, CHIEF, CHPT, HHI, IISI and UTC have been examined by the tax authorities through 2022. Income tax returns of SENAO, Youth, ISPOT, Aval, Wiin, SENYOUNG, CHYP, CHSI, LED, SHE, Unigate, CHI, NavCore, TestPro, SFD, CLPT and CHTSC have been examined by the tax authorities through 2023.

c.	Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Net income used to compute the basic earnings per share
Net income attributable to the parent	$10,167,164	$9,819,867	$19,966,358	$19,211,286
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(499)	(645)	(1,760)	(1,154)

Net income used to compute the diluted earnings per share	$10,166,665	$9,819,222	$19,964,598	$19,210,132

Weighted Average Number of Common Stocks

			(Thousand Shares)
	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	3,810	3,961	12,260	11,442

Weighted average number of common stocks used to compute the diluted earnings per share	7,761,257	7,761,408	7,769,707	7,768,889

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

The Board of Directors of CHIEF resolved to issue 200 stock options on November 13, 2020. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $206.00 per share. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

CHIEF did not recognize any compensation costs for stock options for the six months ended June 30, 2025. The compensation costs for stock options for the three months and six months ended June 30, 2024 were $816 thousand and $1,632 thousand, respectively.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in July 2024; therefore, the exercise price changed from $171.70 to $166.50 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the six months ended June 30, 2025 and 2024 was as follows:

	Six Months Ended June 30, 2025		Six Months Ended June 30, 2024
	Granted on November 13, 2020		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	7	$166.50	93	$171.70
Options exercised	(7)	166.50	—	—

Options outstanding at end of the period	—	—	93	171.70

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	—		1.37

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$356.00
Exercise price (NT$)	$206.00
Dividend yield	—
Risk-free interest rate	0.18%
Expected life	5 years
Expected volatility	34.61%
Weighted average fair value of grants (NT$)	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

CHTSC did not recognize any compensation costs for stock options for the three months ended June 30, 2025. The compensation costs for stock options for the three months ended June 30, 2024 were $195 thousand. The compensation costs for stock options for the six months ended June 30, 2025 and 2024 were $89 thousand and $389 thousand, respectively.

Information about CHTSC’s outstanding stock options for the six months ended June 30, 2025 and 2024 was as follows:

	Six Months Ended June 30, 2025
	Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	655	$19.085
Options exercised	(649)	19.085

Options outstanding at end of the period	6	19.085

Options exercisable at end of the period	2	19.085

Weighted average remaining contractual life (years)	0.64

	Six Months Ended June 30, 2024
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	1,519	$19.085	40	$19.085
Options exercised	(689)	19.085	(5)	19.085
Options forfeited	(134)	—	—	—

Options outstanding at end of the period	696	19.085	35	19.085

Options exercisable at end of the period	15	19.085	—	—

Weighted average remaining contractual life (years)	1.64		0.47

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on February 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600 and 755 stock options on February 26, 2021, May 31, 2022 and September 26, 2023, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months ended June 30, 2025 and 2024 were $1,101 thousand and $1,245 thousand, respectively. The compensation costs for stock options for the six months ended June 30, 2025 and 2024 were $2,237 thousand and $2,608 thousand, respectively.

CLPT modified the plan terms of stock options granted on September 26, 2023 in October 2024; therefore, the exercise price changed from $15.30 to $14.10 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in October 2024; therefore, the exercise price changed from $15.30 to $14.10 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on February 26, 2021 in October 2024; therefore, the exercise price changed from $14.40 to $13.30 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the six months ended June 30, 2025 and 2024 was as follows:

	Six Months Ended June 30, 2025
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Options outstanding at beginning of the period	750	$14.10	220	$14.10	25	$13.30
Options forfeited	—	—	—	—	(25)	—

Options outstanding at end of the period	750	14.10	220	14.10	—	—

Options exercisable at end of the period	—	—	220	14.10	—	—

Weighted average remaining contractual life (years)	2.24		0.92		—

	Six Months Ended June 30, 2024
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Options outstanding at beginning and end of the period	755	$15.30	440	$15.30	440	$14.40

Options exercisable at end of the period	—	—	220	15.30	440	14.40

Weighted average remaining contractual life (years)	3.24		1.92		0.66

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on September 26, 2023	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$28.43	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87	$16.87
Dividend yield	—	—	—
Risk-free interest rate	1.10%	0.98%	0.31%
Expected life	4 years	4 years	4 years
Expected volatility	31.99%	35.76%	35.22%
Weighted average fair value of grants (NT$)	$13,225	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

35.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Six Months Ended June 30
	2025	2024
Additions of property, plant and equipment	$9,836,193	$8,664,250
Changes in other payables	1,653,890	1,586,405

Payments for acquisition of property, plant and equipment	$11,490,083	$10,250,655

Financing Activities

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operating Activities -	Balance on June 30,
	2025	Activities	New Leases	Others	Interest Paid	2025
Lease liabilities	$10,891,377	$(2,116,692)	$2,512,247	$(171,628)	$(75,749)	$11,039,555

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operating Activities -	Balance on June 30,
	2024	Activities	New Leases	Others	Interest Paid	2024
Lease liabilities	$10,975,181	$(1,941,741)	$2,074,978	$(33,503)	$(60,858)	$11,014,057

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

37.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values.

	June 30, 2025		December 31, 2024		June 30, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Financial assets at amortized cost
Corporate bonds	$2,000,000	$2,023,662	$2,000,000	$2,002,268	$—	$—

Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$30,490,992	$30,493,321	$30,488,206	$30,485,103	$30,485,537	$30,476,804

The fair value of bonds is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

June 30, 2025

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$535	$—	$535
Non-listed stocks	—	—	614,748	614,748
Limited partnership	—	—	430,965	430,965
Other investing agreements	—	—	64,344	64,344

	$—	$535	$1,110,057	$1,110,592

Financial assets at FVOCI
Listed and emerging stocks	$102,747	$—	$—	$102,747
Non-listed stocks	—	—	5,666,845	5,666,845

	$102,747	$—	$5,666,845	$5,769,592

Financial liabilities at FVTPL
Derivatives	$—	$303	$—	$303

Hedging financial liabilities	$—	$13,155	$—	$13,155

December 31, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$290	$—	$290
Non-listed stocks	—	—	661,152	661,152
Limited partnership	—	—	307,327	307,327
Other investing agreements	—	—	36,757	36,757

	$—	$290	$1,005,236	$1,005,526

Financial assets at FVOCI
Listed and emerging stocks	$126,013	$—	$—	$126,013
Non-listed stocks	—	—	4,540,963	4,540,963

	$126,013	$—	$4,540,963	$4,666,976

Hedging financial assets	$—	$1,133	$—	$1,133

Hedging financial liabilities	$—	$1,907	$—	$1,907

June 30, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$1,100	$—	$1,100
Listed stocks	439	—	—	439
Non-listed stocks	—	—	724,586	724,586
Limited partnership	—	—	315,340	315,340
Other investing agreements	—	—	31,699	31,699

	$439	$1,100	$1,071,625	$1,073,164

Financial assets at FVOCI
Listed and emerging stocks	$217,190	$—	$—	$217,190
Non-listed stocks	—	—	4,748,731	4,748,731

	$217,190	$—	$4,748,731	$4,965,921

Hedging financial assets	$—	$313	$—	$313

Financial liabilities at FVTPL
Derivatives	$—	$141	$—	$141

Hedging financial liabilities	$—	$212	$—	$212

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2025 and 2024.

The reconciliations for financial assets measured at Level 3 were listed below:

Six months ended June 30, 2025

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2025	$1,005,236	$4,540,963	$5,546,199
Acquisition	190,650	65,000	255,650
Recognized in profit or loss under “Other gains and losses”	(85,130)	—	(85,130)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	1,060,882	1,060,882
Proceeds from profit distribution of the investees	(699)	—	(699)

Balance on June 30, 2025	$1,110,057	$5,666,845	$6,776,902

Unrealized gain or loss for the six months ended June 30, 2025	$(85,130)

Six months ended June 30, 2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2024	$1,035,701	$4,168,694	$5,204,395
Acquisition	109,300	312,780	422,080
Recognized in profit or loss under “Other gains and losses”	(72,941)	—	(72,941)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	267,257	267,257
Proceeds from profit distribution of the investees	(435)	—	(435)

Balance on June 30, 2024	$1,071,625	$4,748,731	$5,820,356

Unrealized gain or loss for the six months ended June 30, 2024	$(72,941)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and other investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	June 30, 2025	December 31, 2024	June 30, 2024
Discount for lack of marketability	10.00%~30.00%	20.00%~30.00%	4.68%~20.00%
Noncontrolling interests discount	10.00%~29.04%	15.00%~29.04%	17.01%~25.00%
Growth rate of long-term revenue	1.33%	0.12%	0.12%
Discount rate	7.37%~10.80%	8.32%~14.40%	7.83%~10.00%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	June 30, 2025	June 30, 2024
Discount for lack of marketability
5% increase	$(64,043)	$(47,063)

5% decrease	$64,043	$46,822

Noncontrolling interests discount
5% increase	$(54,181)	$(21,253)

5% decrease	$54,181	$21,253

Growth rate of long-term revenue
0.1% increase	$46,901	$33,380

0.1% decrease	$(46,012)	$(32,781)

Discount rate
1% increase	$(542,467)	$(401,407)

1% decrease	$671,551	$482,413

Categories of Financial Instruments

	June 30, 2025	December 31, 2024	June 30, 2024
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,110,592	$1,005,526	$1,073,164
Hedging financial assets	—	1,133	313
Financial assets at amortized cost (Note a)	103,563,671	91,048,373	96,824,300
Financial assets at FVOCI	5,769,592	4,666,976	4,965,921
Financial liabilities
Measured at FVTPL
Held for trading	303	—	141
Hedging financial liabilities	13,155	1,907	212
Financial liabilities at amortized cost (Note b)	100,897,830	69,231,194	97,736,974

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, financial assets at amortized cost and refundable deposits (classified as other noncurrent assets).

Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, dividends payable, partial other payables, customers’ deposits, bonds payable (including the current portion) and long-term loans (including the current portion).

Financial Risk Management Objectives

The main financial instruments of the Company include investments in equity and debt instruments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 42 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Assets
USD	$535	$263	$—
EUR	—	1,160	1,413
Liabilities
USD	303	—	—
EUR	13,155	1,907	353

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD and RMB.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Six Months Ended June 30
	2025	2024
Profit or loss
Monetary assets and liabilities (a)
USD	$50,551	$39,454
EUR	(41,302)	(23,209)
SGD	(21,012)	(38,879)
RMB	1,542	5,248
Derivatives (b)
USD	6,149	—
EUR	—	7,636
Equity
Derivatives (c)
EUR	8,588	3,992

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Fair value interest rate risk
Financial assets	$61,797,211	$47,562,672	$57,190,582
Financial liabilities	41,780,547	41,444,583	41,599,594
Cash flow interest rate risk
Financial assets	12,439,010	12,949,846	10,906,086
Financial liabilities	1,865,000	1,785,000	1,865,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $26,435 thousand and $22,603 thousand for the six months ended June 30, 2025 and 2024, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $52,286 thousand and $288,480 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2025. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $52,018 thousand and $248,296 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2024.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen. As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews market conditions, and adjusts the limit applied to counterparties according to their credit standing.

In accordance with the Company’s investment and risk management policies, counterparties for debt investments must be financial institutions with investment grade or higher, and thus there is no significant credit exposure resulting from such investments. The Company assesses whether there has been a significant increase in credit risk on debt instruments since initial recognition by reviewing changes in financial market conditions, and external credit ratings and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss for debt instruments based on the probability of default and loss given default provided by external credit rating agencies.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

June 30, 2025

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,723,170	$38,787,232	$—	$6,782,722	$—	$78,293,124
Floating interest rate instruments	2.10	183,716	57,284	32,273	1,669,927	—	1,943,200
Fixed interest rate instruments	0.55	8,911,623	270,674	1,998,754	15,303,884	4,705,986	31,190,921

		$41,818,509	$39,115,190	$2,031,027	$23,756,533	$4,705,986	$111,427,245

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,827,975	$5,464,957	$1,847,751	$162,161	$11,302,844

December 31, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$42,220,071	$—	$2,499,932	$5,310,453	$—	$50,030,456
Floating interest rate instruments	2.08	103,653	5,794	79,384	1,691,150	—	1,879,981
Fixed interest rate instruments	0.54	78,746	45,166	8,968,938	17,248,299	4,719,401	31,060,550

		$42,402,470	$50,960	$11,548,254	$24,249,902	$4,719,401	$82,970,987

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,586,029	$5,255,191	$2,142,230	$164,061	$11,147,511

June 30, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$30,942,076	$36,909,931	$—	$6,604,440	$—	$74,456,447
Floating interest rate instruments	2.09	53,894	1,621,306	202,887	—	—	1,878,087
Fixed interest rate instruments	0.54	111,177	27,336	233,649	26,097,711	4,732,816	31,202,689

		$31,107,147	$38,558,573	$436,536	$32,702,151	$4,732,816	$107,537,223

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,582,570	$5,036,262	$2,327,089	$306,691	$11,252,612

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2025
Gross settled
Forward exchange contracts
Inflow	$124,816	$171,545	$—	$—	$296,361
Outflow	124,584	184,700	—	—	309,284

	$232	$(13,155)	$—	$—	$(12,923)

December 31, 2024
Gross settled
Forward exchange contracts
Inflow	$46,142	$350,466	$—	$—	$396,608
Outflow	45,879	351,213	—	—	397,092

	$263	$(747)	$—	$—	$(484)

June 30, 2024
Gross settled
Forward exchange contracts
Inflow	$—	$300,423	$—	$—	$300,423
Outflow	—	299,363	—	—	299,363

	$—	$1,060	$—	$—	$1,060

2)	Financing facilities

	June 30, 2025	December 31, 2024	June 30, 2024
Unsecured bank loan facilities
Amount used	$515,000	$250,000	$365,000
Amount unused	47,202,895	56,438,486	58,490,564

	$47,717,895	$56,688,486	$58,855,564

Secured bank loan facilities
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	15,000	15,000	15,000

	$1,615,000	$1,615,000	$1,615,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, SNI
EnRack Technology Inc.	Subsidiary of the Company’s associate, SNI
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, SNI
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CISG
Click Force Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate
Imedtac Co., Ltd.	Associate
Baohwa Trust Co., Ltd.	Associate
Porrima Inc.	Associate
Taiwania Hive Technology Fund L.P.	Associate
Chunghwa Sochamp Technology Inc.	Associate
Gather Works Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Ba Gua Liao Foundation	Substantial related party of SENAO
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO

(Continued)

Company	Relationship
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Associates	$86,274	$75,502	$167,179	$155,081
Others	45,296	16,419	88,422	21,582

	$131,570	$91,921	$255,601	$176,663

	Operating Costs and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Associates	$206,511	$156,733	$397,505	$373,742
Others	3,968	628	74,258	71,056

	$210,479	$157,361	$471,763	$444,798

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Associates	$10,516	$10,073	$20,978	$19,586
Others	894	342	894	442

	$11,410	$10,415	$21,872	$20,028

3)	Receivables

	June 30, 2025	December 31, 2024	June 30, 2024
Associates	$102,194	$183,753	$82,469
Others	25,497	9,251	3,709

	$127,691	$193,004	$86,178

4)	Payables

	June 30, 2025	December 31, 2024	June 30, 2024
Associates	$135,286	$476,069	$219,708
Others	9,497	4,332	5,863

	$144,783	$480,401	$225,571

5)	Customers’ deposits

	June 30, 2025	December 31, 2024	June 30, 2024
Associates	$3,927	$3,557	$19,758

6)	Acquisition of property, plant and equipment

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Associates	$4,988	$63	$4,988	$63

7)	Acquisition of intangible assets

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Associates	$—	$—	$—	$429

8)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Lease liabilities - current	$194,821	$204,393	$202,614
Lease liabilities - noncurrent	1,300,139	1,463,029	1,548,243

	$1,494,960	$1,667,422	$1,750,857

The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2025 were $1,701 thousand and $3,464 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2024 were $1,886 thousand and $3,784 thousand, respectively.

9)	Others

The bank deposits and other financial assets of NCB as of balance sheet dates were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Bank deposits and other financial assets	$2,746,912	$2,708,878	$1,425,692

The interest income recognized for the aforementioned bank deposits and other financial assets for the three months and six months ended June 30, 2025 were $11,424 thousand and $26,487 thousand, respectively. The interest income recognized for the aforementioned bank deposits and other financial assets for the three months and six months ended June 30, 2024 were $4,250 thousand and $8,106 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Short-term employee benefits	$87,350	$82,984	$208,223	$184,427
Post-employment benefits	2,370	1,152	4,809	3,450
Share-based payment	149	310	303	634

	$89,869	$84,446	$213,335	$188,511

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

39.	PLEDGED ASSETS

The following assets are mainly pledged as collaterals for bank loans, customs duties of the imported materials and warranties of contract performance, or the trust account the Company entrusts to Land Bank of Taiwan for fund control and property rights management.

	June 30, 2025	December 31, 2024	June 30, 2024
Property, plant and equipment	$2,424,563	$2,439,320	$2,454,078
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	1,306,696	1,189,118	825,949

	$5,729,992	$5,627,171	$5,278,760

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of June 30, 2025 were as follows:

a.	Acquisitions of property, plant and equipment of $12,879,080 thousand.

b.	Acquisitions of telecommunications-related inventory of $18,225,505 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand; as of June 30, 2025, Chunghwa had paid the amount of EUR 105,315 thousand. Chunghwa signed a contract for Astranis block 3 Satellite with Astranis Space Technologies Corp. for a total transaction price of USD 115,000 thousand; as of June 30, 2025, Chunghwa had paid the amount of USD 15,000 thousand. The aforementioned amounts are classified as prepayments - noncurrent.

g.	The Company has signed the house and land presale contracts amounting to $7,691,358 thousand and has received $1,226,571 thousand in accordance with the contracts (classified as contract liabilities).

h.	Chunghwa’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024. The investment amount is capped at $1,200,000 thousand.

41.	SIGNIFICANT SUBSEQUENT EVENTS

Chunghwa issued its first 5-year unsecured corporate bond (sustainable bond) at the amount of $3,500,000 thousand in August 2025.

42.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	June 30, 2025
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$71,811	29.30	$2,104,069
EUR	588	34.35	20,189
SGD	49,659	23.00	1,142,166
RMB	16,696	4.091	68,304
Non-monetary items
Investments accounted for using equity method
USD	8,321	29.30	243,794
SGD	16,571	23.00	381,135
VND	510,869,409	0.0011	567,065
Liabilities denominated in foreign currencies
Monetary items
USD	37,305	29.30	1,093,046
EUR	24,636	34.35	846,235
SGD	67,930	23.00	1,562,400
RMB	9,158	4.091	37,466

	December 31, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$90,344	32.79	$2,961,914
EUR	1,663	34.14	56,783
SGD	44,547	24.13	1,074,925
RMB	39,339	4.478	176,160

(Continued)

	December 31, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Non-monetary items
Investments accounted for using equity method
USD	$8,424	32.79	$276,180
SGD	12,991	24.13	313,467
VND	451,398,010	0.0013	573,275
Liabilities denominated in foreign currencies
Monetary items
USD	37,087	32.79	1,215,887
EUR	30,433	34.14	1,038,994
SGD	72,054	24.13	1,738,668
RMB	9,244	4.478	41,394

(Concluded)

	June 30, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$65,430	32.45	$2,123,201
EUR	1,281	34.71	44,448
SGD	43,700	23.92	1,045,315
RMB	33,221	4.445	147,665
Non-monetary items
Investments accounted for using equity method
SGD	15,501	23.92	370,774
VND	411,961,096	0.0013	519,071
Liabilities denominated in foreign currencies
Monetary items
USD	41,113	32.45	1,334,127
EUR	14,654	34.71	508,627
SGD	76,208	23.92	1,822,901
RMB	9,608	4.445	42,706

The unrealized foreign currency exchange gains and losses were gain of $77,111 thousand and loss of $14,014 thousand for the three months ended June 30, 2025 and 2024, respectively. The unrealized foreign currency exchange gains and losses were gain of $14,288 thousand and loss of $8,829 thousand for the six months ended June 30, 2025 and 2024, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Significant marketable securities held (excluding investments in subsidiaries, associates and interests in joint ventures): Please see Table 2.

d.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

g.	Investments in Mainland China: Please see Table 6.

h.	Intercompany relationships and significant intercompany transactions: Please see Table 7.

44.	SEGMENT INFORMATION

The Company’s reportable segments are “Consumer Business”, “Enterprise Business”, “International Business” and “Others”, which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Three months ended June 30, 2025
Revenues
From external customers	$34,073,391	$18,978,192	$2,196,659	$1,482,154	$56,730,396
Intersegment revenues	644,909	249,510	241,075	95,444	1,230,938

Segment revenues	$34,718,300	$19,227,702	$2,437,734	$1,577,598	57,961,334

Intersegment elimination					(1,230,938)

Consolidated revenues					$56,730,396

Segment income before income tax	$8,093,578	$3,319,533	$523,664	$1,193,482	$13,130,257

(Continued)

	Consumer Business	Enterprise Business	International Business	Others	Total
Six months ended June 30, 2025
Revenues
From external customers	$68,642,419	$36,313,972	$4,631,915	$2,950,499	$112,538,805
Intersegment revenues	1,242,083	473,181	483,040	191,045	2,389,349

Segment revenues	$69,884,502	$36,787,153	$5,114,955	$3,141,544	114,928,154

Intersegment elimination					(2,389,349)

Consolidated revenues					$112,538,805

Segment income before income tax	$16,224,713	$6,605,994	$1,156,208	$1,842,353	$25,829,268

Three months ended June 30, 2024
Revenues
From external customers	$33,596,766	$16,889,502	$2,638,751	$990,714	$54,115,733
Intersegment revenues	534,434	140,403	297,837	94,336	1,067,010

Segment revenues	$34,131,200	$17,029,905	$2,936,588	$1,085,050	55,182,743

Intersegment elimination					(1,067,010)

Consolidated revenues					$54,115,733

Segment income before income tax	$7,724,251	$3,146,591	$596,075	$879,808	$12,346,725

Six months ended June 30, 2024
Revenues
From external customers	$68,221,308	$33,841,811	$5,052,164	$1,943,921	$109,059,204
Intersegment revenues	1,122,268	316,462	537,763	185,312	2,161,805

Segment revenues	$69,343,576	$34,158,273	$5,589,927	$2,129,233	111,221,009

Intersegment elimination					(2,161,805)

Consolidated revenues					$109,059,204

Segment income before income tax	$15,467,756	$6,563,486	$1,218,692	$1,084,531	$24,334,465

(Concluded)

Main Products and Service Revenues

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Consumer Business
Mobile services	$14,566,203	$14,187,325	$29,096,757	$28,279,920
Fixed-line services	10,731,048	10,774,803	21,425,389	21,465,933
Sales	8,110,319	8,024,537	16,724,249	17,268,643
Others	665,821	610,101	1,396,024	1,206,812

	34,073,391	33,596,766	68,642,419	68,221,308

Enterprise Business
Fixed-line services	8,379,031	8,486,594	16,615,601	16,821,079
ICT business	6,991,633	5,119,648	12,918,525	10,430,882
Mobile services	2,360,997	2,289,165	4,648,990	4,542,081
Others	1,246,531	994,095	2,130,856	2,047,769

	18,978,192	16,889,502	36,313,972	33,841,811

International Business
Fixed-line services	1,212,884	1,323,581	2,478,514	2,591,162
ICT business	834,943	1,065,890	1,857,241	1,910,715
Others	148,832	249,280	296,160	550,287

	2,196,659	2,638,751	4,631,915	5,052,164

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Others
Sales	$1,260,571	$767,619	$2,497,528	$1,487,718
Others	221,583	223,095	452,971	456,203

	1,482,154	990,714	2,950,499	1,943,921

	$56,730,396	$54,115,733	$112,538,805	$109,059,204

(Concluded)

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$617,944	$300,000	$300,000	$300,000	$—	4.85	$3,089,721	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	617,944	200,000	200,000	200,000	—	3.24	3,089,721	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SIGNIFICANT MARKETABLE SECURITIES HELD

JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2025				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$4,760,476	12	$4,760,476	—
	iKala Global Online Corp.	—	Financial assets at FVOCI	112,500	353,661	8	353,661	—
	KKCompany Technologies Inc.	—	Financial assets at FVOCI	2,762	237,247	2	237,247	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	96,053	19.9	96,053	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	19,182	17	19,182	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,630	2	4,630	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	6,377	2	6,377	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	411,403	13	411,403	—
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL - noncurrent	20,000	171,914	9	171,914	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	16,808	4	16,808	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL - noncurrent	—	342,995	10	342,995	—
	TRF 1 L.P.	—	Financial assets at FVTPL - noncurrent	—	58,964	10	58,964	—
	Corporate bonds
	Fubon Life Insurance Co., Ltd.	—	Financial assets at amortized cost	2	2,000,000	—	2,023,662	Note 3
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	10,978	9	10,978	—
CHIEF Telecom Inc.	Stocks
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	18,032	—	18,032	Note 2
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	37	6,390	10	6,390	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SIGNIFICANT MARKETABLE SECURITIES HELD

JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2025				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	$64,510	1	$64,510	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	32,629	11	32,629	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,309	20,205	7	20,205	Note 2
	KEYXENTIC INC.	—	Financial assets at FVOCI	600	25,265	9	25,265	—
	ioNetworks Inc.	—	Financial assets at FVOCI	107	11,824	2	11,824	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	29,006	3	29,006	—
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL - noncurrent	91	14,623	—	14,623	—
	CyCraft Technology Corporation	—	Financial assets at FVOCI	912	102,133	3	102,133	—

Note 1: Except debt instrument investments are shown at amortized cost, the remaining are shown at carrying amounts with fair value adjustments.

Note 2: Fair value was based on the closing price on the last trading day of the reporting period in the stock market.

Note 3: Fair value was based on the weighted average price per 100 units of par value for bonds on the last trading day of the reporting period in the over-the-counter market.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 3)		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$2,002,107	2	30 days	$—	—	$297,541	1
			Purchase	634,467	1	30~90 days	—	—	(971,765)	(13)
	CHIEF Telecom Inc.	Subsidiary	Sales	260,770	—	30 days	—	—	70,282	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	490,902	1	30 days	—	—	(213,403)	(3)
	Honghwa International Co., Ltd.	Subsidiary	Sales	113,070	—	30~60 days	—	—	4,942	—
			Purchase	3,527,131	6	30~60 days	—	—	(1,136,886)	(15)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	241,349	—	90 days	—	—	(95,439)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	131,896	—	90 days	—	—	(60,560)	(1)
	CHT Security Co., Ltd.	Subsidiary	Purchase	131,704	—	30 days	—	—	(24,101)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	344,629	1	30 days	—	—	(90,722)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	132,704	—	30~90 days	—	—	(4,944)	—
Senao International Co., Ltd.	Aval Technologies Co., Ltd.	Subsidiary	Purchase	165,928	1	30 days	—	—	(21,200)	(1)
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent Company	Sales	120,385	6	30 days	—	—	15,551	3
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	87,688	4	90 days	—	—	56,874	9

Note 1: Purchases include costs to acquire services.

Note 2: Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3: Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4: All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$393,378 (Note 2)	10.91	$—	—	$68,368	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,130,050 (Note 2)	8.38	—	—	181,736	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	213,403 (Note 2)	4.12	—	—	23,650	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,157,441 (Note 2)	5.21	—	—	255,515	—

Note 1: Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2: The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,676,239	$199,463	$52,188	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,827,869	12,793	8,618	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	863,240	46,949	46,949	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,267,854	119,154	119,184	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	684,928	11,560	29,835	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	2,163,932	642,039	365,837	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,241,664	138,807	123,643	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	166,886	(1,067)	(1,067)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	572,735	205,666	209,905	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	189,850	1,565	(214)	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	76,126	10,355	10,355	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	803,354	41,669	41,669	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	230,580	230,580	23,058	62	456,911	220,943	150,509	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	144,595	3,566	3,566	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	156,270	15,038	8,428	Subsidiary (Note 5)
	Chunghwa Leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	70	200,826	37,684	26,330	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	75,205	3,382	2,244	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	312,639	51,624	43,170	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	507,363	507,363	36,205	50	616,775	33,536	16,767	Subsidiary (Note 5)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd	Taiwan	Investment and management consulting	50,000	50,000	5,000	100	34,326	(4,757)	(4,875)	Subsidiary (Note 5)
	Chunghwa Telecom Europe GmbH	Germany	International private leased circuit, internet services, transit services and ICT services	122,675	122,675	3,500	100	112,553	(4,979)	(4,979)	Subsidiary (Note 5)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	567,065	173,452	52,036	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	$164,000	$164,000	1,760	40	$330,853	$174,733	$74,425	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	132,516	(62,419)	(18,726)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	159,405	(112,637)	(33,791)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	12,720	23	253,414	37,663	8,531	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	114,477	77,391	20,640	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	249,897	(5,457)	(2,728)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	5,273	(1)	—	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	5,733,847	462,643	46	3,752,649	(453,898)	(206,884)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,158	(183)	(93)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	16	269,006	(10,451)	(4,433)	Associate
	Taiwania Hive Technology Fund L.P.	Cayman Islands	Investment business	288,405	288,405	—	40	243,794	(25,353)	(10,405)	Associate
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	—	(10,648)	—	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	578,186	578,186	19,582	33	1,983,154	228,564	75,783	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	155,701	(1,649)	(5,697)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	13,740	100	144,069	1,351	1,348	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	123,547	16,671	16,671	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,484	38	38	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	41,203	3,056	3,056	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	381,135	242,528	92,476	Associate
	CHT Infinity Singapore Pte., Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	50,828	(1,718)	(687)	Associate
	Chunghwa Telecom Malaysia SDN. BHD.	Malaysia	International private leased circuit, IP VPN service, and ICT services	—	—	—	100	—	—	—	Subsidiary (Note 5)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,804,783	436,786	149,594	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	104,390	642,039	18,826	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,696	199,463	773	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	65,175	65,175	3,300	29	24,004	(8,346)	(2,250)	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	$91,381	$91,381	1,828	10	$54,203	$(20,393)	$(2,609)	Associate
	Porrima Inc.	Taiwan	Designing and selling zero-emission ships	80,000	80,000	8,000	10	74,696	(29,386)	(2,939)	Associate
	Gather Works Co., Ltd.	Taiwan	Film and drama IP development, copyright management and copyright sales	14,400	—	1,440	48	13,898	(1,046)	(502)	Associate
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	74,192	74,192	2,600	100	102,466	4,735	4,753	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,210	54	54	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	134,837	(15,018)	(13,259)	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	135,000	13,500	100	29,647	(7,133)	(6,185)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	23,890	(13,285)	(7,207)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	166,886	(1,067)	(1,067)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	13,286	(147)	(163)	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	5,029	100	53,187	587	587	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,960	49	47,477	(7,404)	(3,533)	Associate
International Integrated Systems, Inc.	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,610	5,067	100	73,148	(1,126)	(1,126)	Subsidiary (Note 5)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	14,869	11,609	2,902	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 6.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2025	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2025	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2025	Accumulated Inward Remittance of Earnings as of June 30, 2025	Note
					Outflow	Inflow
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	$177,176	2	$177,176	$—	$—	$177,176	$—	100	$—	$—	$—	Notes 6 and 9
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 7 and 9
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	564	100	564	8,856	—	Notes 8 and 9
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(15,659)	100	(15,659)	127,923	—	Notes 8 and 9
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	2,838	49	1,390	6,472	10,194	Note 9

Investee	Accumulated Investment in Mainland China as of June 30, 2025	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$227,773,933
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 4)	170,432	216,185	4,922,658
CHIEF Telecom Inc. and its subsidiaries (Note 5)	4,973	4,973	2,140,871

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 5:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 6:	Chunghwa Telecom (China) Co., Ltd., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in October 2022.

Note 7:	Jiangsu Zhenhua Information Technology Company, LLC., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in December 2018.

Note 8:	Shanghai Taihua Electronic Technology Limited and Su Zhou Precision Test Tech. Ltd. were reinvestments through Chunghwa Precision Test Tech. International, Ltd.

Note 9:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2025	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$297,541	—	—
					Accounts payable	971,765	—	—
					Amounts collected for others	158,285	—	—
					Revenues	2,002,107	—	2
					Operating costs and expenses	634,467	—	1
			CHIEF Telecom Inc.	a	Revenues	260,770	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	213,403	—	—
					Operating costs and expenses	490,902	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	1,136,886	—	—
					Revenues	113,070	—	—
					Operating costs and expenses	3,527,131	—	3
			Donghwa Telecom Co., Ltd.	a	Operating costs and expenses	241,349	—	—
			Chunghwa Telecom Global Inc.	a	Operating costs and expenses	131,896	—	—
			CHT Security Co., Ltd.	a	Operating costs and expenses	131,704	—	—
			International Integrated Systems, Inc.	a	Operating costs and expenses	344,629	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2025, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the six months ended June 30, 2025.

Note 5:	The amount was eliminated upon consolidation.